UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2024

Commission File Number: 001-32993

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

No. 6 Hai Dian Zhong Street

Haidian District

Beijing 100080, People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑    Form  40-F ☐

Recent Updates

East Buy Holding Limited (“East Buy”) (SEHK: 1797), a majority-owned subsidiary of New Oriental Education & Technology Group Inc. (the “Company”), announced today that Mr. Yuhui Dong has decided to depart from East Buy after amicable discussions. The departure was due to Mr. Dong’s career aspirations, commitment to his other pursuits and personal time arrangement and did not result from any dispute or disagreement with East Buy or its board of directors. The departure took effect on July 25, 2024 (Beijing time).

On the same date, Beijing New Oriental Xuncheng Network Technology Co., Ltd. (“Beijing Xuncheng”), a variable interest entity of East Buy, Mr. Yuhui Dong, and Time with Yuhui (Beijing) Technology Ltd (the “Target Company”), a wholly-owned subsidiary of Beijing Xuncheng that primarily engages in businesses under the brand “Time with Yuhui”, entered into an agreement under which Beijing Xuncheng agreed to sell, and Mr. Yuhui Dong agreed to acquire, 100% of the equity of Target Company for approximately RMB76.59 million. The parties to the agreement shall use their best endeavours to complete the transaction within six months from the date of the agreement. After the sale, the Target Company will cease to be a consolidated affiliated entity of East Buy and the financial results of the Target Company will no longer be consolidated into the consolidated financial statements of East Buy.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

New Oriental Education & Technology Group Inc.

By:	/s/ Stephen Zhihui Yang
Name:	Stephen Zhihui Yang
Title:	Executive President and Chief Financial Officer

Date: July 25, 2024